Exhibit 99.1

Bitfarms to Participate in the 2023 Cantor Fitzgerald Technology Conference on June 14 - 15

This news release constitutes a “designated news release” for purposes of the Company’s prospectus supplement dated August 16, 2021, to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (June 8, 2023) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global vertically integrated Bitcoin mining company, announced that management will be participating in the 2023 Cantor Fitzgerald Technology Conference held on June 14 - 15 in New York City.

Event:	2023 Cantor Fitzgerald Technology Conference

Date:	June 14 – 15 , 2023 (June 14 features public and private companies within the Software, Crypto & Disruptive Finance sectors.)
Location:	Ease Hospitality Venue, 605 E. 3rd Avenue, New York
Panel:	3:15 PM ET, June 14, 2023
CEO Geoff Morphy will join the Resilience of Bitcoin Mining Panel

For additional information or to schedule a 1:1 meeting on June 14, please contact your institutional sales representative or Bitfarms’ IR Team at bitfarms@lhai.com.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 10 farms, which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com